

February 16, 2021

Dear Fellow Shareholders,

Ancora Holdings, Inc. (together with its affiliates, "Ancora" or "we"), a significant shareholder of Forward Air Corporation ("Forward Air" or the "Company"), which together with the other participants in its solicitation beneficially owns approximately 6.3% of the Company's outstanding shares, remains highly disappointed by the operating performance at Forward Air as recent results and guidance continue to underwhelm. In our view, there continues to be a clear lack of operating discipline at the management level as well as ineffective oversight from the Board of Directors (the "Board"). We believe recent results further confirm our stated view that a revamped strategy underpinned by a refreshed Board and strengthened management team is paramount to enhancing value for all shareholders. Further, we felt compelled to set the record straight regarding Forward Air's mischaracterization of our prior discussions in its public response to our director nominations.

We believe the following key items will resonate with shareholders as they contemplate the future of their Company in advance of Forward Air's upcoming 2021 Annual Meeting of Shareholders.

Continued Poor Operating Performance

Ancora remains highly disappointed by the operating performance at Forward Air as reported results for 4Q20 and FY 2020, as well as guidance for 1Q21, can be characterized as substandard at best. In our view, there continues to be a clear lack of operating discipline at the management level as well as ineffective oversight at the Board level.

Focusing first on 4Q20 results. While reported results were impacted by the unfortunate cyberattack in December, management did provide an estimated impact of the cyberattack which represented ~$0.19 negative impact to earnings with the following allocation between segments: ~$0.11 impact on Expedited Freight, ~$0.04 impact on Intermodal and ~$0.04 impact on Other. Management also indicated that an earn-out increase for the FSA Logistix acquisition represented an additional ~$0.06 negative impact on reported results. We would like to clarify our view that adding-back an earn-out impact is effectively "double-counting" as the positive impact is already reflected in the reported operating results. That said, fully adding-back these impacts to reported diluted EPS of $0.55 equates to ~$0.80 of core earnings, which management readily announced was ahead of its initial 4Q20 EPS guidance range of $0.71 - $0.75. Despite this adjusted earnings "beat," we believe the underlying operating performance of the core Expedited LTL business remains poor.

In the exhibit below, Ancora provides an estimated bridge to adjusted 4Q20 results and shows the comparison to 4Q19 results. On a pre-tax basis, Ancora estimates the total EBIT impact from the cyberattack to be ~$6.7 million, with the following allocation between the segments: ~$3.9 million to Expedited Freight (but allocated solely to core Expedited LTL to give management the benefit of doubt), ~$1.4 million to Intermodal and ~$1.4 million to Other. We also estimate the pre-tax impact of the earn-out liability to be ~$2.1 million which is allocated to the Final Mile business. **Despite beating guidance and showing flattish earnings growth on an adjusted basis, we demonstrate that the core Expedited LTL operating ratio ("OR") still deteriorated ~200 bps year-over-year in 4Q20, representing a ~$0.10 negative impact on earnings year-over-year.** Further, while Final Mile represented an ~$0.08 positive impact on earnings year-over-year, this reflects a significant inorganic contribution from the Linn

Star acquisition which closed in January 2020. Based on management's initial commentary that Linn Star would generate ~$90 million in annual revenue and $8.3 million in annual EBITDA, we estimate that the quarterly revenue contribution would be $22.5 million and assuming a 94% OR would imply ~$1.35 million in EBIT. This assumes zero organic growth which is highly unlikely given the backdrop for final mile services in FY 2020. On a pre-tax basis, we estimate Linn Star represented a ~$0.04 positive impact on earnings year-over-year, or roughly half of the Final Mile contribution in 4Q20. Taken together, we estimate that even on an adjusted basis, "core organic earnings" for Forward Air were ~$0.73, representing a ~8% decline year-over-year.

Reported 4Q20 Results and Adjusted 4Q20 Results

	Reported 4Q19	Reported 4Q20	Adjustment	Adjusted 4Q20	Y/Y % / bps Change	EPS Impact
Revenue:						
Expedited LTL	$179.1	$178.4		$178.4	-0.4%	
Truckload expedited	52.5	54.8		54.8	4.4%	
Final mile	34.2	66.3		66.3	93.9%	
Expedited freight	$265.8	$299.5		$299.5	12.7%	
Intermodal	$54.7	$51.8		$51.8	-5.3%	
Other	(0.9)	(0.9)		(0.9)		
Consolidated	$319.6	$350.4		$350.4	9.6%	
EBIT:				-1.35		
Expedited LTL	$24.4	$16.9	$3.9	$20.8	-14.6%	($0.10)
Truckload expedited	0.7	0.9		0.9	16.1%	$0.00
Final mile	2.3	3.1	2.1	5.2	127.4%	$0.08
Expedited freight	$27.4	$20.9	$6.0	$26.9	-1.8%	
Intermodal	$5.3	$3.4	$1.4	$4.8	-9.6%	($0.01)
Other	(2.3)	(3.6)	1.4	(2.2)		$0.00
Consolidated EBIT	$30.4	$20.7	$8.8	$29.5	-2.9%	
% margin	*9.5%*	*5.9%*		*8.4%*		
OR						
Expedited LTL	86.4%	90.5%		88.3%	(194)	
Truckload expedited	98.6%	98.4%		98.4%	16	
Final mile	93.3%	95.3%		92.1%	117	
Expedited freight	89.7%	93.0%		91.0%	(133)	
Interest	0.8	1.2		1.2		
EBT	$29.6	$19.5		$28.3		
Tax rate	*22.9%*	*22.5%*		*22.5%*		
Diluted shares	28.0	27.4		27.4		
Adjusted diluted EPS	$0.79	$0.55	$0.25	$0.80	0.9%	

Source: Company Filings and Ancora Estimates. $ in millions (other than EPS).

Moving on to FY2020 results. We updated the following charts from our initial letter last week to incorporate reported FY2020 results. Forward Air's core Expedited LTL business substantially underperformed peers yet again. The core Expedited LTL OR deteriorated another ~425 bps year-over-year in FY 2020 compared to LTL peers improving ORs by ~100 bps on average. **Since 2014, the delta in operating underperformance is now ~1,500 bps as the core Expedited LTL OR has deteriorated ~825 bps and LTL peers have seen ORs improve ~675 bps on average.**

LTL Peer Comparison – Operating Ratio (2014-2020)



Source: Company Filings and Ancora Estimates. XPO reflects only the LTL business within XPO.

Observing this stark contrast in operating performance is best exemplified by looking at EBIT on a per ton and per shipment basis. In FY 2020, Forward Air's core Expedited LTL business experienced substantial operating deleverage as revenue per ton/shipment decreased year-over-year, while cost per ton/shipment increased year-over-year. **<u>This resulted in core Expedited LTL EBIT per ton/shipment declining ~35% from 2019 levels. This compares to LTL peers on average seeing EBIT per ton/shipment increase ~7-9% year-over-year in FY 2020.</u>**

LTL Peer Comparison – EBIT per Ton (2014-2020)

	2014	2015	2016	2017	2018	2019	2020	20/19 % Change	Total % Change
ODFL	$60	$63	$61	$69	$87	$91	$103	13.2%	73.2%
SAIA	$18	$21	$19	$21	$29	$32	$37	17.7%	106.8%
XPO	$21	$25	$42	$46	$55	$71	$67	-6.3%	220.1%
Average	$33	$36	$40	$45	$57	$65	$69	6.8%	110.4%
FWRD	$80	$65	$69	$69	$73	$71	$47	-34.1%	-40.9%

Source: Company Filings and Ancora Estimates. XPO reflects only the LTL business within XPO.

LTL Peer Comparison – EBIT per Shipment (2014-2020)

	2014	2015	2016	2017	2018	2019	2020	20/19 % Change	Total % Change
ODFL	$49	$49	$48	$55	$70	$71	$83	17.1%	71.5%
SAIA	$13	$14	$12	$14	$20	$21	$24	18.8%	93.3%
XPO	$14	$17	$28	$32	$40	$50	$46	-7.5%	227.6%
Average	$25	$27	$29	$34	$43	$47	$51	8.7%	104.5%
FWRD	$26	$21	$22	$21	$22	$22	$14	-35.9%	-45.0%

Source: Company Filings and Ancora Estimates. XPO reflects only the LTL business within XPO.

FY 2020 was yet another year where cost on a per ton basis increased at a higher rate than pricing within Forward Air's core Expedited LTL business, while LTL peers successfully managed to increase this delta during 2020. **Since 2014, the average delta between cost and pricing percent increase is now 16% for LTL peers compared to the Company's core Expedited LTL's delta of negative (13%)**.

LTL Peer Comparison – Cost per LTL Ton % Increase vs Pricing % Increase since 2014



Source: Company Filings and Ancora Estimates. XPO reflects only the LTL business within XPO.

Finally, we want to highlight Forward Air's initial 1Q21 guidance. On the surface, guidance looks favorable as consolidated revenue is expected to grow 11-15% year-over-year and the diluted EPS range is $0.55 - $0.59. Adjusting for ~$0.07 of professional fees related to "cyber security and shareholder engagement activities," Forward Air is effectively guiding to 1Q21 core diluted EPS of $0.62 - $0.66, which would represent ~60% year-over-year growth. That said, 1Q20 earnings declined ~35% year-over-year reflecting the initial impact from COVID, so the comparison is extremely favorable for 1Q21. In our view, the more appropriate comparison to analyze is the two-year time period between 1Q19 and 1Q21 in order to somewhat normalize for COVID.

As highlighted in the exhibit below, Forward Air has guided at the mid-point to a ~$65 million increase in revenue from 1Q19 to 1Q21, while core diluted EPS is expected to increase ~$0.04 over the same time period. This represents a ~25% increase in revenue and a ~5% increase in earnings. This outcome is particularly disappointing considering Forward Air has deployed ~$100 million on multiple earnings accretive acquisitions during the time period (i.e. FSA Logistix, Linn Star, OST), which more than represent the ~$0.04 increase in diluted EPS over the two-year time period. This would, in our view, obviously imply that the core Expedited LTL business has experienced significant margin degradation. **Ancora believes these calculations directly confirm the crux of our thesis that management and the Board have and continue to pursue revenue growth over profitability and ROIC.**

To provide further context, we also calculated the same metrics for Old Dominion Freight Line, Inc. ("Old Dominion") (NASDAQ: ODFL) and Saia Inc. ("Saia") (NASDAQ: SAIA) based on current consensus estimates for 1Q21 revenue and diluted EPS. Over the 1Q19 to 1Q21 two-year time period, Old Dominion is expected to grow revenue ~10% and generate earnings growth of ~45%. SAIA is expected to grow revenue ~15% and deliver earnings growth of ~65% over this same two-year time period. The exhibit below speaks for itself and illustrates how poor Forward Air's operating performance is both on an absolute as well as relative basis.

1Q21 Guidance Breakdown and Comparison vs Peers

	Reported 1Q19	Reported 1Q20	Expected 1Q21	2021 / 2019 $ / % Change	Notes
FWRD					
Consolidated revenue	$276.3	$303.1	$342.5	**$66.2**	1Q21 revenue growth guidance is 11-15% with mid-point 13%
% change		*9.7%*	*13.0%*	*24.0%*	
Diluted EPS	$0.60	$0.40	$0.64	**$0.04**	Adjusting for $0.07 of "one-time" costs implies 1Q21 core diluted EPS of $0.62-$0.66 with mid-point $0.64
% change		*-34.1%*	*61.6%*	*6.5%*	
ODFL					
Consolidated revenue	$990.8	$987.4	$1,094.5	**$103.7**	
% change		*-0.3%*	*10.8%*	*10.5%*	Does not provide guidance so 1Q21 revenue and diluted EPS reflect current consensus estimates
Diluted EPS	$1.09	$1.11	$1.57	**$0.48**	
% change		*1.8%*	*41.4%*	*44.0%*	
SAIA					
Consolidated revenue	$410.6	$446.4	$480.5	**$69.9**	
% change		*8.7%*	*7.6%*	*17.0%*	
Diluted EPS	$0.85	$1.06	$1.41	**$0.56**	Does not provide guidance so 1Q21 revenue and diluted EPS reflect current consensus estimates
% change		*24.7%*	*33.0%*	*65.9%*	

Source: Company Filings and Ancora Estimates. 1Q19 and 1Q20 results exclude Pool Distribution. ODFL and SAIA 1Q21 metrics are based on consensus estimates.

To further emphasize our view that profits have been sacrificed for revenue growth and that management is not getting the job done from an operating execution perspective, we provide an analysis around implied incremental margins on net revenue dollar growth over the 1Q19 to 1Q21 two-year time period. We focus on net revenue dollars in order to try to isolate the variable impact of purchased transportation given the cyclical nature of freight cycles (we still believe Forward Air has significant issues with controlling purchase transportation spend, and returning the mix of owner-operator/third-party capacity back to 70/30 from the current 50/50 split is a major priority of our cost rationalization plan).

As shown in the exhibit below, assuming net revenue margins for 1Q21 remain constant with reported 4Q20 net revenue margins of 47.2%, the implied increase in net revenue dollars over the 1Q19 to 1Q21 two-year time period is ~$16 million, which given a ~$0.04 increase in diluted EPS, implies an incremental margin of ~9%. **It is incredibly perplexing that even after isolating the largest variable cost on the PnL (purchased transportation), Forward Air would effectively achieve a ~9% incremental margin on what is mostly fixed costs.** There is no valid reason, in our view, that this incremental margin number should not be at least 40-45%, if not more. We believe this is further evidence of management's inability to contain costs and that there is a substantial opportunity for cost rationalization at Forward Air.

1Q21 Guidance Breakdown

	Reported 1Q19	Expected 1Q21	Notes
Consolidated revenue	$276.3	$342.5	Mid-point of 1Q21 revenue growth guidance implies $342.5M of revenue
Purchased transportation	130.6	180.8	
Net revenue	$145.7	$161.7	
% net revenue margin	*52.7%*	*47.2%*	Assumes net revenue margin from 4Q20 of 47.2% remains constant q/q
Incremental net revenue $'s		$16.0	**1Q21 guidance implies ~9% incremental margin on net revenue $ growth over the two year period after isolating for variable PT costs**
Implied incremental margin		*9.0%*	
Incremental EBIT $'s		$1.4	
Tax rate		22.5%	Assumes tax rate from 4Q20 of 22.5% remains constant q/q
Diluted shares		27.4	Assumes diluted share count from 4Q20 of 27.4M remains constant q/q
Diluted EPS $ increase 2021 / 2019		$0.04	Mid-point of 1Q21 diluted EPS guidance implies $0.64 vs $0.60 in 1Q19

Source: Company Filings and Ancora Estimates. 1Q19 results exclude Pool Distribution.

Reasons for Underperformance Remain Straight-forward

Ancora believes the continued underperformance at Forward Air is directly related to the pursuit of the Company's growth strategy focused on acquisitions of new service offerings which are both margin and return dilutive to the core business. As we mentioned previously, potentially even more destructive than the growth strategy itself, is that this focus also continues to divert management and the Board's attention from effectively operating the core Expedited LTL business. This combination of an ineffective capital allocation strategy and a lack of operating discipline has resulted in the decimation of Forward Air's margin and return profile.

We updated the exhibits below to incorporate FY 2020 results. Again, the financial metrics speak for themselves as ROIC declined to less than 10% in FY 2020 as management and the Board deployed another ~$80 million on acquisitions and capital expenditures, while core Expedited LTL saw its OR deteriorate another ~425 bps to 91.7%, the worst OR in its history to our knowledge.

Annual Capital Allocation Breakdown and ROIC (2007-2020)



Source: Company Filings and Ancora Estimates. $ in millions.

Core Expedited LTL Operating Ratio (2011-2020)



Source: Company Filings and Ancora Estimates.

Ancora believes there is a straight-forward path to reversing the downward trend at Forward Air that immediately begins with abandoning the acquisition strategy and then pursuing potential divestitures of non-core assets, in particular the Intermodal (drayage) business. This action will effectively "kill two birds with one stone" as it will enable the Company to shed lower margin/return businesses, while also shifting energy and focus of management and the Board to effectively operating the core Expedited LTL business.

Disingenuous Communication Ahead of the Nomination Deadline

Forward Air initially pre-announced 4Q20 results on February 3rd when it filed an 8-K detailing the estimated financial impact of the December cyberattack. Six days later on the morning of February 9th, the Company filed another 8-K detailing the monthly financial metrics for 4Q20 and January 2021 ahead of its participation at the Stifel Transportation Conference. The details included tonnage, shipment and revenue per hundredweight metrics, which **showed substantial year-over-year improvement and acceleration in tonnage and shipment levels. Forward Air's stock price increased ~5% on February 9th as investors viewed this acceleration in underlying trends as favorable.** Ancora is concerned that this may have potentially been an attempt to "juice" the stock ahead of the nomination deadline by providing an incomplete picture considering the financial metrics indicated a strong top-line performance, but no detail was offered regarding margins/earnings. Interestingly, we note:

1) Forward Air has never reported fourth quarter earnings results **after** the Stifel Transportation Conference, which is held the second week of February every year, until last week; and

2) Forward Air has never, to our knowledge, disclosed monthly tonnage / shipment / rev/cwt (ex-fuel) metrics via an 8-K prior to last week.

This was followed by the Company providing a weak 1Q21 earnings outlook two days later on February 11th after the nomination window closed. Specifically, Forward Air waited until after the nominating deadline passed at the close of business on February 11th to release 4Q20 results, despite having never released quarterly earnings results at any point in the past six years later than 4:30 PM ET. As shown in the table below, dating back to 2015, the Company reported quarterly earnings 23 times prior to 4Q20. In 21 instances, Forward Air released earnings at exactly 4:05 PM ET and in the two other instances, just prior to 4:30 PM ET.

Forward Air Quarterly Earnings Announcement Details (2015-2020)

Earnings Quarter	Date	Release Time
4Q20	2/11/2021	5:57 PM
3Q20	10/29/2020	4:05 PM
2Q20	7/30/2020	4:05 PM
1Q20	4/30/2020	4:27 PM
4Q19	2/6/2020	4:05 PM
3Q19	10/24/2019	4:05 PM
2Q19	7/25/2019	4:05 PM
1Q19	4/24/2019	4:05 PM
4Q18	2/7/2019	4:05 PM
3Q18	10/24/2018	4:05 PM
2Q18	7/25/2018	4:05 PM
1Q18	4/25/2018	4:05 PM
4Q17	2/7/2018	4:05 PM
3Q17	10/25/2017	4:05 PM
2Q17	7/26/2017	4:05 PM
1Q17	4/26/2017	4:05 PM
4Q16	2/8/2017	4:29 PM
3Q16	10/20/2017	4:05 PM
2Q16	7/21/2016	4:05 PM
1Q16	4/21/2016	4:05 PM
4Q15	2/9/2016	4:05 PM
3Q15	10/21/2015	4:05 PM
2Q15	7/21/2015	4:05 PM
1Q15	4/21/2015	4:05 PM

Source: Company Filings and FactSet. All times ET.

It appears that Forward Air had adopted a specific time slot for releasing quarterly earnings results, so we have to wonder what could have prompted the Company to release 4Q20 results much later and at a completely new time slot. Did the Company fear receiving additional nominations once the underwhelming 4Q20 results and 1Q21 earnings outlook were visible to investors?

Mischaracterizing Settlement Discussions

The Company's public response to Ancora's director nominations included the following claim:

> To that end, members of the Board and management team have held numerous and extensive discussions with Ancora and members of its shareholder group, including Andrew Clarke and Scott Niswonger (collectively the "Ancora Group"), over the past several months to better understand its views on the Company's strategy and progress. **Through these discussions, the Board determined that it is either already executing on – or intends to undertake – many of the initiatives suggested by Ancora.** In the areas where the parties disagree, the Board and management believe we can create superior value under the Forward strategic plan currently being executed.

From the statement above, shareholders would be led to believe that Forward Air is already implementing (or intends to implement) many of Ancora's suggestions, so Ancora should accept the Company's settlement offer. Shareholders must understand that Ancora has several gating issues for any acceptable settlement – namely that any settlement must address the Company's performance issues and strengthen senior management.

In the course of our discussions with Forward Air, we highlighted four key items we believe are critical to enhancing shareholder value: 1) implementing operational efficiency / margin improvements; 2) appointing Andrew Clarke as Board Chairman; 3) divesting the Intermodal segment; and 4) using proceeds from the Intermodal sale and ample balance sheet capacity to execute a significant share repurchase program. Ancora strongly objects to the notion that the Company agreed to pursue (or intends to pursue) many of these initiatives we outlined in previous meetings.

Of those four items, the Company only partially agreed to the first, and summarily rejected the other three. The announcement on February 11th that the Company had just executed another Intermodal acquisition speaks volumes to the disregard Forward Air has shown toward Ancora's suggestions. Naming Mr. Clarke Chairman of the Board would be a significant step forward to begin executing an operational improvement program. Mr. Clarke brings years of experience in the industry (and at Forward Air) that could provide critical support to CEO Tom Schmitt and his team as they undertake a robust margin improvement program. Further, the current structure of a consolidated Chairman and CEO role at Forward Air is anything but good corporate governance. Having an independent Chairman that is extremely knowledgeable of the industry would be in all shareholders' best interests.

In Ancora's view, any settlement must bring real change, not perpetuate the status quo.

Superior Performance at Forward Air When Our Nominees Were Involved with the Company.

Forward Air was a best-in-class asset-light transportation company during the time when two of our director nominees, Forward Air founder Scott Niswonger and former Forward Air CFO Andrew Clarke, were previously involved with the Company. Mr. Niswonger remained CEO until 2003 and Chairman of the Board until 2005. Mr. Clarke joined Forward Air in 2000 and was promoted to CFO and named a director in 2001 and remained in his roles until 2006. It is important to note that during this time period Forward Air was for all intents and purposes solely comprised of the core Expedited LTL business.

Over the 2001-2006 time period, Forward Air achieved substantial improvements in relevant financial metrics as management focused on providing exceptional service, containing costs, maintaining premium pricing given the type of service offering Forward Air provided, and returning capital to shareholders instead of pursuing margin and return dilutive acquisitions. In particular, the two key metrics that stand out from the 2001-2006 time period are the OR improvement and the increase in ROIC. **The Company's OR improved ~750 bps from 86.1% in 2001 to ~78.6% in 2006, while ROIC increased from ~26% in 2001 to ~43% in 2006.** This is in stark contrast to today where the Company's performance with respect to such metrics has materially worsened.

Revenue, EBIT, and Operating Ratio (2001-2006)



Source: Company Filings, Ancora Estimates. $ in millions.

EBITDA, Net Income, and Diluted EPS (2001-2006)



Source: Company Filings, Ancora Estimates. $ in millions.

Annual Capital Allocation Breakdown and ROIC (2001-2006)



Source: Company Filings, Ancora Estimates. $ in millions.

In our February 10, 2021 letter to shareholders, Ancora provided a high-level overview of our value enhancing plan. FreightWaves, an independent third-party data/research provider, performed its own analysis incorporating details outlined in our letter and arrived at an expected value per share of $130-$135 for Forward Air, representing upside of ~50% from current levels.[1] Ancora intends to release further details of our value enhancing plan in the coming weeks, but suffice to say we believe that the per share value of Forward Air could be substantially higher than the outcome reached by FreightWaves.

Ancora strongly believes that our director nominees will be able to help restore Forward Air to producing best-in-class results from a margin and return perspective. If a negotiated resolution cannot be achieved that enacts the level of change that we believe is necessary at Forward Air to drive meaningful value, we are committed to presenting shareholders with an opportunity to vote for new leadership and a revamped strategy to enhance shareholder value at the 2021 Annual Meeting.

Sincerely,

Frederick DiSanto
Chairman and Chief Executive Officer
Ancora Holdings Inc.

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[1] https://passport.freightwaves.com/research/activist-makes-strong-case-forwards-management-took-company-backward